Prospectus Supplement No. 5	Filed Pursuant to Rule 424(b)(7)
(to Prospectus dated February 28, 2007)	Registration No. 333-140977

Hornbeck Offshore Services, Inc. $250,000,000 1.625% Convertible Senior Notes due 2026 and up to 5,156,500 Shares of Common Stock Issuable Upon Conversion of the Notes

The following information supplements and amends the prospectus dated February 28, 2007, as previously supplemented, relating to the resale by the selling security holders of our 1.625% Convertible Senior Notes due 2026, which we issued in a private placement in November 2006, and shares of our common stock issuable upon the conversion of the notes.

This prospectus supplement is not complete without, and may not be delivered or utilized except in combination with, the prospectus, including any amendments or supplements thereto. This prospectus supplement is incorporated by reference into the prospectus and should be read in conjunction with the prospectus, as previously supplemented.

Our common stock is listed on the New York Stock Exchange under the symbol “HOS”. On February 28, 2008, the closing sale price of our common stock on the New York Stock Exchange was $47.88 per share.

See “Risk Factors” beginning on page 9 of the prospectus dated February 28, 2007, beginning on page 26 of our most recently filed Annual Report on Form 10-K, on page 29 of our Quarterly Report on Form 10-Q for the period ended March 31, 2007, on page 34 of our Quarterly Report on Form 10-Q for the period ended June 30, 2007, and on page 33 of our Quarterly Report on Form 10-Q for the period ended September 30, 2007 which are incorporated by reference into the prospectus, as supplemented, for a discussion of certain risks that you should consider in connection with an investment in the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the prospectus, as previously supplemented. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 29, 2008.

SELLING SECURITY HOLDERS

The information set forth in the tables of selling security holders was furnished to us on or before February 29, 2008. Because selling security holders may trade all or some of the notes, and common stock issuable upon conversion of the notes, listed at any time without notifying us, the tables of selling security holders may not reflect, as of the date of this prospectus supplement, the exact value of the notes and common stock issuable upon conversion of the notes. In addition, the selling security holders listed in the tables may have acquired, sold or transferred, in transactions exempt from the registration requirements of the Securities Act of 1933, some or all of their notes, or common stock issuable upon conversion of the notes, since the date as of which the information in the table is presented.

The table included in the section captioned “Selling Security Holders” of the prospectus, as previously filed and supplemented, is hereby further supplemented and amended to reflect the selling security holders identified below and to reflect the notes, and common stock issuable upon conversion of the notes, for such selling security holders:

Additional Selling Security Holders

Name of Selling Security Holder	Principal Amount of Notes Beneficially Owned ($)	% of Notes Beneficially Owned		Principal Amount of Notes Being Offered ($) (1)	No. of Shares of Common Stock Beneficially Owned (2)(3)	No. of Shares of Common Stock Being Offered (1) (3)	Number of Shares of Common Stock Owned After Offering (1)
The Northwestern Mutual Life Insurance Company – Group Annuity Separate Account (4)	250,000	*	%	250,000	5,157	5,157	0
The Northwestern Mutual Life Insurance Company – General Account (4)	4,750,000	1.90%		4,750,000	97,974	97,974	0

*	Less than 1%

(1)	Because the selling security holder may sell pursuant to the prospectus all or a portion of the offered notes or common stock issuable upon conversion of the notes, we cannot know or estimate the number or percentage of notes and common stock that the selling security holder will hold upon the termination of any particular offering. Please refer to the “Plan of Distribution” beginning on page 71 of the prospectus. The information presented assumes that the selling security holder will fully convert the notes for cash and shares of our common stock, and that the selling security holder will sell all shares of our common stock that it receives pursuant to such conversion.

The maximum aggregate principal amount of Notes that may be sold pursuant to this prospectus will not exceed $250,000,000.

(2)	Includes shares of our common stock issuable upon conversion of the notes.

(3)	The maximum number of shares of our common stock issuable upon conversion of the notes is calculated assuming the conversion of the full amount of notes held by the selling security holders at the initial conversion price of $48.48 per share, which corresponds to the initial conversion rate of 20.6260 shares per $1,000 principal amount of the notes. This conversion price is subject to adjustment as described under “Description of Notes—Conversion Rights—Conversion Rate Adjustments.” Accordingly, the number of shares of our common stock to be offered using this prospectus may increase or decrease over time. Fractional shares will not be issued upon conversion of the notes. Instead, we will pay cash in lieu of fractional shares, if any. Due to the effects of rounding, the numbers shown in this column do not equal exactly 20.6260 shares per $1,000 principal amount of the notes.

(4)	This selling security holder has identified itself as an affiliate of a registered broker-dealer and has represented to us that such selling security holder acquired its notes and the beneficial interest in the common stock issuable upon conversion of the notes in the ordinary course of business and, at the time of the purchase of the notes and the beneficial interest in the common stock issuable upon conversion of the notes, such selling security holder had no agreements or understandings, directly or indirectly, with any person to distribute the notes or the common stock issuable upon conversion of the notes. To the extent that we become aware that such selling security holder did not acquire its notes or common stock issuable upon conversion of the notes in the ordinary course of business or did have such an agreement or understanding, we will file a prospectus supplement to the registration statement of which this prospectus is a part to designate such affiliate as an “underwriter” within the meaning of the Securities Act.

The selling security holder has indicated that NML Variable Annuity Account A and NML Variable Annuity Account C, separate accounts of The Northwestern Mutual Life Insurance Company (“Northwestern Mutual”), have variable annuity contracts registered under the Securities Act. As such, these separate accounts are not investment companies; however, Northwestern Mutual does file 1934 Act reports in respect of the two separate accounts. Northwestern Investment Management Company, LLC (“NIMC”), a wholly-owned company of Northwestern Mutual, is the investment adviser to Northwestern Mutual for its General Account and for its Group Annuity Separate Account with respect to the securities. NIMC therefore may be deemed to be an indirect beneficial owner with shared voting power/investment power with respect to such securities. Jerome R. Baier is a portfolio manager for NIMC and manages the portfolio which holds the securities and therefore may be deemed to be an indirect beneficial owner with shared voting power/investment power with respect to such securities. However, pursuant to Rule 13d-4 under the Exchange Act, the immediately preceding sentence shall not be construed as an admission that Mr. Baier is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by the statement.

Revised Information Regarding Selling Security Holders

Name of Selling Security Holder	Principal Amount of Notes Beneficially Owned ($)	% of Notes Beneficially Owned		Principal Amount of Notes Being Offered ($) (1)	No. of Shares of Common Stock Beneficially Owned (2)(3)	No. of Shares of Common Stock Being Offered (1) (3)	Number of Shares of Common Stock Owned After Offering (1)
Radcliffe SPC, Ltd. For and on behalf of the Class A Segregated Portfolio (4)	0	*	%	0	0	0	0

*	Less than 1%

(1)	Because the selling security holder may sell pursuant to the prospectus all or a portion of the offered notes or common stock issuable upon conversion of the notes, we cannot know or estimate the number or percentage of notes and common stock that the selling security holder will hold upon the termination of any particular offering. Please refer to the “Plan of Distribution” beginning on page 71 of the prospectus. The information presented assumes that the selling security holder will fully convert the notes for cash and shares of our common stock, and that the selling security holder will sell all shares of our common stock that it receives pursuant to such conversion.

The maximum aggregate principal amount of Notes that may be sold pursuant to this prospectus will not exceed $250,000,000.

(2)	Includes shares of our common stock issuable upon conversion of the notes.

(3)

The maximum number of shares of our common stock issuable upon conversion of the notes is calculated assuming the conversion of the full amount of notes held by the selling security holders at the initial conversion price of $48.48 per share, which corresponds to the initial conversion rate of 20.6260 shares per $1,000 principal amount of the notes. This conversion price is subject to adjustment as described under “Description of Notes—Conversion Rights—Conversion Rate Adjustments.” Accordingly, the number of shares of our common stock to be offered using this prospectus may increase or decrease over time.

Fractional shares will not be issued upon conversion of the notes. Instead, we will pay cash in lieu of fractional shares, if any. Due to the effects of rounding, the numbers shown in this column do not equal exactly 20.6260 shares per $1,000 principal amount of the notes.

(4)	Pursuant to an investment management agreement, RG Capital Management, L.P. (“RG Capital”) serves as the investment manager of Radcliffe SPC, Ltd.’s Class A Segregated Portfolio. RGC Management Company, LLC (“Management”) is the general partner of RG Capital. Steve Katznelson and Gerald Stahlecker serve as the managing members of Management. Each of RG Capital, Management and Messrs. Katznelson and Stahlecker disclaims beneficial ownership of the securities owned by Radcliffe, SPC, Ltd.s for and on behalf of the Class A Segregated Portfolio.